Exhibit 99.1

July 21, 2025

All Canadian Securities Regulatory Authorities

Dear Sirs:

Re: 2025 Annual General Meeting of Uranium Royalty Corp.

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Issuer:	Uranium Royalty Corp.
Meeting Type:	Annual General Meeting
CUSIP #:	91702V101
Class of Security entitled to receive Notice:	Common
Class of Security entitled to Vote:	Common
Record Date for Notice:	August 21, 2025
Record Date for Voting:	August 21, 2025
Beneficial Ownership Determination Date:	August 21, 2025
Meeting Date:	October 16, 2025
Place of Meeting:	Vancouver, British Columbia
Company sending materials directly to NOBOs:	No
Company to pay for delivery of materials to OBOs:	No
Notice-and-Access for Registered Holders:	Yes
Registered Holders Stratification Criteria:	Not applicable
Notice-and-Access for Beneficial Holders:	Yes
Beneficial Holders Stratification Criteria:	Not applicable

If you require further information, please contact the undersigned.

Yours truly,

URANIUM ROYALTY CORP.

/s/ Josephine Man
Josephine Man
Chief Financial Officer and Corporate Secretary

SUITE 1830, 1188 WEST GEORGIA STREET, VANCOUVER, BC V6E 4A2 - OFFICE: 604-396-8222